
A円 3.1.2004

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41241

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/03__ AND ENDING __12/31/03__

                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USAA Investment Management Company

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

__9800 Fredericksburg Road__
                                          (No. and Street)

__San Antonio__   __Texas__   __78288__
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
__David Holmes__   __(210) 498-7517__
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
                              (Name – *if individual, state last, first, middle name*)

__300 Convent, Suite 1200__   __San Antonio__   __Texas__   __78205__
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FEB 2 4 2004

PROCESSED

MAR 05 2004

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____David Holmes_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____USAA Investment Management Company_____ , as

of _____December 31_____ , 20 _03___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

State of Texas
County of Bexar
Subscribed and sworn to
before me, this 30th day
of January, 2004.

_____
      Notary Public Susan A. Anz
    My commission expires on August 18, 2004

_____
           Signature
Senior Vice President,
Senior Financial Officer
              Title

SUSAN A. ANZ
Notary Public
State of Texas
My Comm. Exp. 08-18-2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Suite 1200
300 Convent
San Antonio, TX 78205

Independent Auditors' Report

The Board of Directors
USAA Investment Management Company:

We have audited the accompanying statement of financial condition of USAA Investment Management Company (the Company) as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of USAA Investment Management Company as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 30, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

USAA INVESTMENT MANAGEMENT COMPANY

Statement of Financial Condition

December 31, 2003

Assets

Cash and cash equivalents	$ 44,516,116
Cash and securities segregated under federal regulations	42,170,465
Deposits with clearing organizations and others	2,016,203
Receivable from brokers or dealers:	
Securities failed to deliver	345,216
Securities borrowed	4,443,482
Receivable from customers	127,065,217
Securities owned, at market value	176,331
Due from affiliates (includes amounts due from USAA mutual funds of $6,443,435)	8,253,109
Dividends and interest receivable	7,568
Equipment and software, at cost, net of accumulated depreciation	703,015
Current income taxes receivable	1,201,452
Deferred income taxes receivable, net	587,604
Other assets	13,973,065
	$ 245,458,843

Liabilities and Stockholders' Equity

Payable to brokers or dealers:	
Securities failed to receive	$ 849,628
Payable to clearing organizations	2,925,223
Payable to customers	158,516,468
Securities sold, not yet purchased, at market value	289,009
Due to affiliates (includes amounts due to USAA mutual funds of $1,869,335)	16,058,814
Accrued expenses and other liabilities	31,491,693
Total liabilities	210,130,835
Commitments	
Stockholders' equity:	
Preferred stock, $100 par value; 50,000 shares authorized; 50,000 shares issued and outstanding	5,000,000
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	27,311,741
Retained earnings	3,016,266
Total stockholders' equity	35,328,008
	$ 245,458,843

See accompanying notes to statement of financial condition.

(1) Summary of significant accounting policies

(a) Organization

USAA Investment Management Company (IMCO) is an indirect, wholly-owned subsidiary of USAA Capital Corporation (CAPCO), which is in turn a wholly-owned subsidiary of United Services Automobile Association (USAA).

IMCO is a registered investment adviser under the Investment Advisers Act of 1940, a registered securities broker/dealer under the Securities Exchange Act of 1934, a member of the National Association of Securities Dealers, Inc. (NASD), and a member of the Chicago Stock Exchange. As an investment adviser, IMCO provides advisory services to the USAA mutual funds, the USAA Life funds sold through variable insurance products of USAA Life Insurance Company, USAA and certain of its affiliates, and to certain institutions and individuals. As a broker/dealer, IMCO offers brokerage services and serves as the underwriter and distributor of the USAA mutual funds and the USAA Life funds.

(b) Accounting standards adopted

Effective January 1, 2003, IMCO adopted the provisions of Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". The standard addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring"). This Standard requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A liability is incurred when the definition of a liability in FASB Concepts Statement No. 6, "Elements of Financial Statements," is met. The implementation of SFAS 146 did not have a material impact on IMCO's financial position.

Effective June 1, 2003, IMCO adopted the provisions of FASB SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", except for the provisions related to mandatorily redeemable financial instruments, which were deferred by FASB staff position 150-3 for certain nonpublic entities. Generally, the standard requires that an issuer classify a financial instrument that is within the scope of this Statement as a liability. Many of those instruments would have previously been classified as equity. The implementation of SFAS 150 did not have a material impact on IMCO's financial position.

Effective July 1, 2003, IMCO adopted the provisions of FASB SFAS No. 149, "Amendment of Statement 133, Accounting for Derivative Instruments and Hedging Activities." The standard amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. The implementation of SFAS 149 did not have a material impact on IMCO's financial position.

In December 2003, FASB issued Interpretation No. 46, (revised December 2003), Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (FIN 46R). The objective of FIN 46R is to improve financial reporting by companies involved with variable interest entities. This new model for consolidation applies to an entity in which either (1) the powers or rights of the equity holders do not give them sufficient decision making powers or (2) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial

(Continued)

support from other parties. FIN 46R requires a variable interest entity to be consolidated by the company that is subject to a majority of the risk of loss from the variable interest entity's activities or that is entitled to receive a majority of the entity's residual returns or both. For non-public entities, the consolidation requirements of FIN 46R apply immediately to variable interest entities created after December 31, 2003. A non-public entity shall apply FIN 46R to all entities that are subject to this interpretation by the beginning of the first annual period beginning after December 15, 2004. IMCO has adopted the disclosure requirements for entities that may potentially be consolidated once this Interpretation becomes effective. IMCO does not expect the adoption of FIN 46R to have a material impact on IMCO's financial position.

(c) Cash and cash equivalents

Money market mutual funds and highly liquid marketable securities that have a maturity at purchase of three months or less are considered cash equivalents.

(d) Securities transactions

Securities owned and securities sold, not yet purchased, are carried at market value. Proprietary and customers' securities transactions are reported on a settlement date basis. Recording such transactions on a trade date basis would not have resulted in a material difference from that disclosed in the statement of financial condition.

(e) Securities purchased under agreements to resell

Securities purchased under agreements to resell are treated as collateralized financing transactions and are recorded at the amount at which the securities will be subsequently resold, including accrued interest, as specified in the respective agreements. It is IMCO's policy to take possession of securities purchased under agreements to resell. For collateral received in overnight or term agreements to resell, the collateral provider has the explicit contractual right of substitution or termination. IMCO monitors the market value of securities daily, and additional collateral is obtained as necessary to protect against credit exposure. Securities purchased under agreements to resell of $42,169,000 are included in cash and securities segregated under federal regulations.

(f) Receivable from/payable to brokers or dealers

Securities failed to deliver and receive represent the contract value of securities that have not been delivered or received subsequent to settlement date.

Securities borrowed and securities loaned are recorded at the amount of collateral advanced or received. Securities-borrowed transactions require IMCO to deposit cash or other collateral with the lender. With respect to securities loaned, IMCO receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. IMCO monitors the market value of securities borrowed and securities loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(g) Receivable from/payable to customers

Receivable from customers includes amounts due on cash and margin transactions. Payable to customers is the result of transactions or deposits. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the statement of financial condition.

(Continued)

(h) Equipment and software

Depreciation of EDP equipment is computed using the double-declining balance method over an estimated useful life of three years. Vehicles are depreciated on a straight-line basis over an estimated useful life of four years. Purchased software and internally developed software are capitalized and amortized on a straight-line basis over an estimated useful life of three years. Equipment and software accumulated depreciation and amortization was $4,248,229 at December 31, 2003.

(i) Income taxes

IMCO is included in the consolidated Federal income tax return filed by USAA. Taxes are allocated to the separate companies of USAA based on a tax allocation agreement whereby companies receive a current benefit to the extent their losses are used by the consolidated group. Separate company current tax expense is the higher of amounts computed at a 35% rate on regular taxable income or amounts computed at a 20% rate on alternative minimum taxable income, adjusted for any consolidated benefits allocated to the companies based on the use of separate company losses within the group.

Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred income taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

IMCO files separate state tax returns or is included in USAA consolidated unitary state tax returns, where applicable. State income tax is attributable to income earned or apportioned in the respective state jurisdictions.

(j) Use of estimates

The preparation of a statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(2) Cash and securities segregated under federal regulations

At December 31, 2003, cash and securities totaling $42,170,465 were segregated in a special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

(3) Transactions with affiliates

(a) Cash and cash equivalents

Cash includes accounts at USAA Federal Savings Bank (FSB) of $10,000 and cash equivalents include an investment in the USAA Money Market Fund of $2,257 at December 31, 2003.

(Continued)

(b) <u>Due from/to affiliates</u>

IMCO acts as investment adviser to the USAA mutual funds and the USAA Life funds. IMCO also provides certain services on behalf of its affiliated mutual fund transfer agent, USAA Transfer Agency Company doing business as USAA Shareholder Account Services (SAS), USAA, and certain of its subsidiaries. Additionally, SAS provides certain services on behalf of IMCO. Net amounts owed to IMCO for these services are included in due from affiliates.

IMCO has contracted certain services from USAA, such as rental of office space, utilities, mail processing, data processing, printing, employee benefits, and corporate staffing services. Accordingly, IMCO pays for these various services and amounts owed are included in due to affiliates.

(c) <u>Note payable to affiliate</u>

Under the terms of an intercompany funding agreement, IMCO may borrow up to $100,000,000 from CAPCO through March 31, 2004. Borrowings under CAPCO's intercompany funding agreement are made for short-term liquidity purposes. There were no borrowings during 2003.

(d) <u>Employee benefit plans</u>

<u>Pension plan</u>

Substantially all employees of IMCO are covered under a defined benefit pension plan administered by USAA, which is accounted for on a group basis. The benefits are determined based on years of service and the employee's final average pay as defined in the plan. Included in other assets at December 31, 2003, was $11,925,482 which represents the excess of allocated funding requirements to IMCO over its allocated net periodic pension cost.

<u>Post-retirement benefit plan</u>

Substantially all employees of IMCO may become eligible for certain medical and life insurance benefits provided for retired employees under a plan administered by USAA if they meet minimum age and service requirements and retire while working for USAA. Included in accrued expenses and other liabilities at December 31, 2003 was $7,313,642 which represents the excess of IMCO's allocated net periodic post-retirement benefit cost over IMCO's allocated funding requirements.

<u>Contributory retirement plan</u>

Substantially all employees of IMCO are eligible to participate in a contributory retirement plan. IMCO matches participant contributions dollar for dollar to a maximum of 6% of a participant's compensation. During the first three years of credited service, IMCO's contributions are 0% vested, and after three years of credited service, IMCO's contributions are 100% vested.

(4) <u>Securities owned and securities sold, not yet purchased</u>

Securities owned and securities sold, not yet purchased, consist of equity securities and shares of regulated investment companies at market value of $176,331 and $289,009, respectively.

(Continued)

(5) <u>Fair value of financial instruments</u>

IMCO's financial instruments are carried at fair value or contracted amounts, which approximate fair value. For all cash and cash equivalents, fair value approximates the carrying amount because of the short maturity of these instruments. IMCO's securities owned are presented in the accompanying statement of financial condition at fair value. Fair values are based on quoted market prices or dealer quotes. Receivable from/payable to brokers or dealers and securities purchased under agreements to resell are presented in the accompanying statement of financial condition at contract amount, which approximates fair value. For all other financial assets and liabilities, carrying value approximates fair value.

(6) <u>Financial instruments with off-balance-sheet risk and concentrations of credit risk</u>

In the normal course of business, IMCO's activities involve the execution, settlement, and financing of various securities transactions. These activities may expose IMCO to off-balance-sheet credit and market risks in the event the customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile trading markets.

IMCO seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. IMCO monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions when necessary. Market declines could, however, reduce the value of collateral below the amount loaned, plus accrued interest, before the collateral could be sold.

(7) <u>Income taxes</u>

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 are presented below:

Deferred tax assets:	
Employee benefits	$ 650,598
Commission revenue	94,338
Total gross deferred tax assets	744,936
Deferred tax liabilities:	
Depreciable assets and software	(157,332)
Deferred income taxes receivable, net	$ 587,604

Management believes that realization of the deferred tax assets is more likely than not, based on the expectation that such benefits will be utilized in future consolidated tax returns of the USAA group.

(Continued)

(8) Capital transactions

IMCO paid cash dividends totaling $9,329,290 in 2003 to its direct parent, USAA Investment Corporation (ICORP). CAPCO owns 50,000 shares of IMCO's adjustable noncumulative perpetual preferred stock, Series A. The preferred stock is redeemable at the option of IMCO. IMCO paid cash dividends totaling $308,000 on the preferred stock to CAPCO in 2003.

(9) Net capital

IMCO is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital. IMCO has elected to use the alternative method permitted by the rule, which requires that IMCO maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2003, net capital of $15,411,658 was 11.0% of aggregate debit items and exceeded the minimum net capital requirement by $12,604,140.

(10) Liabilities subordinated to claims of general creditors

IMCO had no liabilities subordinated to claims of general creditors during 2003.

(11) Lines of credit

At December 31, 2003, IMCO has an open uncommitted $5,000,000 line of credit with J. P. Morgan Chase. This line of credit is maintained for short-term liquidity purposes. There were no borrowings during 2003.

In addition, IMCO has an open uncommitted credit facility with J. P. Morgan Chase. There were no borrowings during 2003 under this credit facility. All borrowings must be secured by collateral.